November 9, 2009

VIA FACSIMILE AND EDGAR

(202) 772-9216

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Versailles Financial Corporation
Registration Statement on Form S-1 (Registration Number 333-161968)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Versailles Financial Corporation in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 12:00 noon on November 12, 2009, or as soon thereafter as may be practicable.

Very Truly Yours,

Keefe, Bruyette & Woods, Inc.

/s/ Keefe, Bruyette & Woods, Inc.

Keefe, Bruyette & Woods — 10 South Wacker Drive, Suite 3400 — Chicago, IL 60606

312.423.8200 — 800.929.6113 — Fax 312.423.8232